August 3, 2006

VIA U.S. MAIL AND FACSIMILE

Michael A. Pignatella, Esquire
Counsel
ING US Legal Services
151 Farmington Avenue
TS31
Hartford, CN 06156

      Re: Variable Annuity Account C of ING Life Insurance and Annuity
               Company
               Initial Registration Statement on Form N-4
               File Nos. 333-134760 and 811-2513

Dear Mr. Pignatella:

The staff has reviewed the above-referenced registration statement, which the Commission received on June 6, 2006. Based on our review, we have the following comments on the registration statement:

1. Cover

Please include the name of the contract, the registrant and the depositor at the top of the cover page.

Also, please correct the telephone number for the SEC Public Reference Branch to: 202-551-8090.

2. Fee Table (page 6)

The 1.25% percent mortality and expense charge during the income phase (described on page 17) should be indicated in the Fee Table.

Please include a page number in the footnote referencing the Premium and Other Taxes disclosure or include that subsection and its page number in the table of contents.

3. Investment Options (page 10)

    In the third bullet of the "Selecting Investment Options" sub-section, please add Appendix II to the items which the reader is directed to read.

4. Acceptance or Rejection of Application (page 14)

    Please disclose how interest earned on money market deposits will be treated when an application is rejected or a contract is issued.

5. Contract Ownership and Rights (page 16)

    Please identify the persons who have rights during the various contract periods per Item 7(a). Also, please reference Appendix III in this section.

6. Right to Cancel (page 16)

    It is not clear why the disclosure includes the statement that certain states require the refund of premiums if the contract is only sold to University of Texas employees. Please clarify.

7. Reduction or Elimination of Certain Fees (page 17)

    Please explain why variations in mortality and expense charges because of lower sales or administrative cost to the company are appropriate if the contract will be sold only to employees participating in University of Texas Retirement Programs.

    Also, please provide the authority under the securities laws that would permit the creation of separate classes of investors due to variations in asset based mortality and expense charges as opposed to variations with respect to sales loads or other deductions from premium payments as permitted under Rule 22d-2.

8. Premium and Other Taxes (page 21)

    Please disclose whether premium taxes are imposed by the state in which the contract is sold, presumably Texas, or the state of an employee's residence. If premium tax will be paid only or primarily to the state of Texas, please disclose the premium tax rate for that state and when it is deducted both here and in the footnote to the Fee Table.

9. Death Benefit (page 25)

    In the second paragraph of the "Benefit Payment Option" sub-section, please clarify that beneficiaries may withdraw the entire benefit at one time from the interest bearing account. The same change should be made in the second paragraph of the sub-section entitled "Death Benefit During the Income Phase" on page 28.

10. Voting Rights (page 40)

    Please provide a more detailed explanation as to the effect of proportional voting, including whether any minimum number of votes must be received in order to have a quorum. Also, state that as a result of proportional voting, the disposition of a matter can be determined by the vote of a small number of contract holders.

11. Financial Statements, Exhibits, and Other Information

    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

12. Tandy Comment

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    · the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * *

Responses to these comments should be made in a letter to me filed on Edgar and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please call me at (202) 551-6922. My fax number is (202) 772-9285 and my email address is samuels@sec.gov. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Sally Samuel
Senior Counsel
Office of Insurance Products